

Mail Stop 3030

January 27, 2008

Via Facsimile and U.S. Mail

Terrence R. Curtin
Executive Vice President and Chief Financial Officer
Tyco Electronics Ltd.
Second Floor, 96 Pitts Bay Road,
Pembroke HM 08, Bermuda

> **Re: Tyco Electronics Ltd.**
> **Form 10-K for the fiscal year ended September 26, 2008**
> **Forms 8-K filed November 6, 2008 and December 2, 2008**
> **File No. 1-33260**

Dear Mr. Curtin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 26, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Commitments and Contingencies, page 56

1.   We note that you have excluded your income tax and other long term liabilities from your contractual obligation table, as you are unable to estimate the timing of future payments. To the extent that you continue to not be able to reasonably estimate the future payments, please revise future filings to disclose, at a minimum, the total amounts of the related obligations within your contractual obligation table or in a footnote to the table.

Note 2. Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 86

2.   We note that you maintain allowances for sales returns. If your allowances for sales returns are material, please revise future filings to include a rollforward of your allowance for sales returns in your valuation and qualifying accounts schedule. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Note 13. Debt, page 103

3.   You state that you were in compliance with all debt covenants as of September 26, 2008. Please revise future filings to disclose the most restrictive debt covenants.

Note 18. Related Party Transactions, page 124

4.   We note that as a result of certain separation agreements with Tyco International and Covidien, you have certain liabilities to Tyco International and Covidien. Please tell us and revise future filings to clearly disclose where you have recorded these related party liabilities and the amount of any such liabilities. Refer to paragraph 2(d) of SFAS 57.

Note 19. Income Taxes, page 130
Note 20. Other Income (Expense), net, page 132

5.   We note that you recorded other income of $567 million pursuant to your Tax Sharing Agreement with Tyco International and Covidien, which primarily relates to the tax liabilities you recorded in connection with the adoption of FIN 48.

Similarly, we note that each of Tyco International and Covidien recorded additional tax liabilities in connection with the adoption of FIN 48 and pursuant to the Tax Sharing Arrangement, each of Tyco International and Covidien have allocated a portion of the liabilities to Tyco Electronics. Tell us how you have accounted for your pro rata portion of the increased liabilities and any accounting literature you relied on for your accounting.

Note 25. Consolidated and Combined Segment and Geographic Data, page 142

6.   We note your disclosure of net sales by geographic region and net property, plant and equipment by geographic region. If any individual foreign countries are a material component of these balances, please revise future filings to disclose the foreign country and related amount. Refer to paragraph 38 of SFAS 131.

Forms 8-K filed November 6, 2008 and December 2, 2008

7.   We note that you are presenting non-GAAP measures and your reconciliation in the form of a non-GAAP statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross income, non-GAAP selling, general and administrative expenses, non-GAAP litigation settlement, non-GAAP restructuring charges, non-GAAP impairment of goodwill and intangible assets, non-GAAP income from operations, non-GAAP other income, non-GAAP income from continuing operations before income taxes and minority interest, non-GAAP income taxes and non-GAAP income from continuing operations. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for **each** non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

- Please note that in the event that your Form 8-K is incorporated by reference into a '33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief